As filed with the Securities and Exchange Commission on December 7, 2000.



                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                   Form 8-A/A

                                 Amendment No. 1



                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                               CHEVRON CORPORATION
             (Exact name of registrant as specified in its charter)



                Delaware                                  94-0890210
     ------------------------------             ------------------------------
     (State or other jurisdiction of                   (I.R.S. Employer
     incorporation or organization)                   Identification No.)

            575 Market Street
        San Francisco, California                            94105
     ------------------------------             ------------------------------
          (Address of Principal                           (Zip Code)
           Executive Offices)

     Securities to be registered pursuant to Section 12(b) of the Act:

        Title of each class                  Name of each exchange on which
        To be so registered                  Each class is to be registered

 Series A Participating Preferred                Chicago Stock Exchange
       Stock Purchase Rights                     New York Stock Exchange
   _____________________________                    Pacific Exchange
                                              -----------------------------

     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ X ]

     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

     Securities Act registration statement file number to which this form relates: _________ (if applicable)

     Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
        ----------------------------------------------------------------
                                (Title of class)

     This Amendment No. 1 ("Amendment No. 1") hereby amends and restates the Registration Statement on Form 8-A (the "Registration Statement") filed by Chevron Corporation (the "Registrant") on November 25, 1998 relating to the rights distributed to the stockholders of the Registrant in connection with the Rights Agreement, dated as of November 23, 1998 (the "Rights Agreement"), by and between the Registrant and ChaseMellon Shareholder Services, L.L.C., as rights agent. The Rights Agreement was recently amended by Amendment No. 1 thereto, dated October 15, 2000. This amendment is reflected in this Amendment No. 1.



Item 1. Description of Registrant's Securities to be Registered.

        On November 23, 1998, the Board of Directors declared a dividend distribution on each outstanding share of Common Stock of one Right to purchase Chevron's Series A Participating Preferred Stock. The dividend will be paid to stockholders of record at the close of business on December 3, 1998. No income was recognized by stockholders for tax purposes on payment of the dividend. The Rights are not now exercisable, and it is not known at this time whether they ever will be exercisable. No action can be taken by holders of Rights at this time. The Rights will expire on the earlier of (1) November 23, 2008, or (2) redemption or exchange of the Rights as described below.

        In general, until the Rights are exercisable or are redeemed or exchanged or expire unexercised, each Right is associated with and cannot be separated from the underlying share of Common Stock on which the right was declared as a dividend. Accordingly, until the Rights are separate from the Common Stock, (1) each holder of outstanding shares of Common Stock is also the holder of an equal number of Rights, (2) any sale or other transfer of shares of Common Stock by a holder thereof also will cause a transfer of the associated Rights, (3) no income or loss will be recognized with respect to the sale of Rights incident to a sale of Common Stock, and (4) no certificates will be issued to evidence ownership of the Rights, but certificates for shares of Common Stock issued after the Record Date will refer to the associated Rights. Until a Right is exercised, it confers no rights as a stockholder, including, without limitation, the right to vote or to receive dividends.

        The Rights will separate from the Common Stock if there is a "Distribution Date." A Distribution Date would occur upon the earliest to happen of (1) a public announcement that someone has become an "Acquiring Person," meaning that such person (including affiliated or associated persons or entities) has acquired, or obtained the right to acquire, beneficial ownership of 10 percent or more (unless such person is Texaco, Inc., in which case, 20 percent or more) of the outstanding shares of Common Stock, other than as a result of repurchases of stock by Chevron, or (2) 10 days (unless such date is extended by the Board of Directors) having elapsed following the commencement of (or a public announcement of an intention to make) a tender offer or exchange offer that would result in someone becoming an Acquiring Person. If a Distribution Date occurs, the Rights will become exercisable and separately tradable, and Chevron will issue certificates for the Rights as soon as possible.

        The Preferred Stock purchasable upon exercise of the Rights will be nonredeemable and junior to any other series of preferred stock Chevron may issue (unless otherwise provided in the terms of such stock). Each share of Preferred Stock will have a preferential quarterly dividend in an amount equal to 1,000 times the dividend declared on each share of Common Stock, but in no event less than $25. In the event of liquidation, the holders of shares of Preferred Stock will receive a preferred liquidation payment equal to the greater of $1,000 or 1,000 times the payment made per each share of Common Stock.

        Each share of Preferred Stock will have 1,000 votes, voting together with the shares of Common Stock. In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Preferred Stock will be entitled to receive 1,000 times the amount and type of consideration received per share of Common Stock. The rights of the Preferred Stock as to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary anti-dilution provisions.

        The amount of Preferred Stock that the holder of a Right is entitled to receive upon exercise of a Right and the Purchase Price payable upon exercise of a Right are both subject to adjustment. Initially, the Purchase

Price is $320 per Right. If no one has yet become an Acquiring Person, payment of the Purchase Price entitles the holder of a Right to receive only one one-thousandth of a share of Preferred Stock. If someone has become an Acquiring Person, however, payment of the Purchase Price entitles the holder to receive a number of one one-thousandth shares having a value, based on the then current market value of the Common Stock, equal to two times the Purchase Price. In addition, if someone has become an Acquiring Person, and thereafter Chevron is involved in a merger or other business combination transaction, a holder of a Right also will be able to acquire, upon payment of the Purchase Price, Common Stock of Chevron or its successor having a value, based on the market value of Chevron or its successor at the time of the transaction, equal to twice the value of the Purchase Price. Some limitations apply to the timing of exercise of the Rights, and any Rights belonging to an Acquiring Person are null and void.

     The Board of Directors may redeem the Rights in whole, but not in part, at the Redemption Price of $0.01 per Right, at any time before there is an Acquiring Person. After there is an Acquiring Person, the Rights may be redeemed only in very limited circumstances. However, the Board of Directors may in some cases also exchange all or part of the then outstanding and exercisable Rights (except for Rights that have become void) for shares of Common Stock at a rate of one share of Common Stock (or substitute consideration) per Right. Upon redemption or exchange, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price or the exchange consideration, as applicable.

     A full description of the Rights is set forth in the Rights Agreement between Chevron and the Rights Agent, ChaseMellon Shareholder Services, L.L.C., as amended by Amendment No. 1 to Rights Agreement between Chevron and the Rights Agent. A copy of the Rights Agreement and Amendment No. 1 thereto is filed as an exhibit to this Registration Statement. THIS SUMMARY DESCRIPTION OF THE RIGHTS DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE RIGHTS AGREEMENT AND AMENDMENT NO. 1 THERETO, WHICH ARE INCORPORATED HEREIN BY REFERENCE.

Item 2. Exhibits.

        4.1 Rights Agreement, dated as of November 23, 1998, between the Registrant and ChaseMellon Shareholder Services, L.L.C, as rights agent, which includes as Exhibit B the form of Rights Certificate.
(Incorporated by reference to Exhibit 4.1 of the Registration Statement.)

        4.2 Amendment No. 1 to Rights Agreement, dated as of October 15, 2000, between the Registrant and ChaseMellon Shareholder Services, L.L.C., as rights agent.

                                    SIGNATURE
                                    ---------

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on December 7, 2000.

                                        CHEVRON CORPORATION



                                        By   /S/ LYDIA I. BEEBE
                                           ----------------------------------
                                                 Lydia I. Beebe
                                                 Corporate Secretary

                                INDEX TO EXHIBITS


4.1 Rights Agreement, dated as of November 23, 1998, between the Registrant and ChaseMellon Shareholder Services, L.L.C, as rights agent, which includes as Exhibit B the form of Rights Certificate. (Incorporated herein by reference to Exhibit 4.1 of the Registration Statement.)

4.2 Amendment No. 1 to Rights Agreement, dated as of October 15, 2000, between the Registrant and ChaseMellon Shareholder Services, L.L.C.